UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1) of the

Securities Exchange Act of 1934

Cascal N.V.

(Name of Subject Company)

Sembcorp Utilities Pte Ltd

(Name of Filing Person(s) (Offeror))

a wholly owned subsidiary of

Sembcorp Industries Ltd

(Name of Filing Person(s) (Other Persons))

Common Stock, Par Value €0.50Per Share

(Title of Class of Securities)

N1842P109

(CUSIP Number of Class of Securities)

Sembcorp Industries Ltd

30 Hill Street, #05-04

Singapore 179360

Attention: Lim Suet Boey

+65 (0) 6723 3113

(Name Address and Telephone Number of Persons Authorized to Receive Notices and Communications on Behalf of filing persons)

with a copy to:

Brian Hoffmann

Clifford Chance US LLP

31 West 52nd Street

New York, New York 10019

(212) 878-8000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee*
Not Applicable	Not Applicable

*	Pursuant to General Instruction D to Schedule TO, no filing fee is required because this filing contains only preliminary communications made before the commencement of a tender offer

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable

Form or Registration No.: Not applicable

Filing Party: Not applicable

Date Filed: Not applicable

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☒	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

Item 12.	Exhibits

Exhibit No.	Description

99.1	Complaint filed on April 30, 2010 in the United States District Court for the Southern District of New York, captioned Cascal N.V. v. Sembcorp Utilities Pte Ltd., Sembcorp Industries Ltd., Biwater Investments Ltd., and Biwater Holdings Limited

IMPORTANT INFORMATION

This filing is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any common shares of Cascal N.V. The tender offer described herein has not yet been commenced. On the commencement date of the tender offer, an offer to purchase, a letter of transmittal and related documents will be filed with the U.S. Securities and Exchange Commission, will be mailed to Cascal N.V. shareholders and will also be made available for distribution to beneficial owners of Cascal N.V. common shares. The solicitation of offers to buy common shares of Cascal N.V. will only be made pursuant to the offer to purchase, the letter of transmittal and related documents. Cascal N.V. shareholders are strongly advised to read both the tender offer statement and the solicitation/recommendation statement regarding the tender offer when they become available as they will contain important information, including the various terms of, and conditions to, the tender offer. The tender offer statement will be filed by Sembcorp Utilities with the U.S. Securities and Exchange Commission, and the solicitation/recommendation statement will be filed by Cascal N.V. with the U.S. Securities and Exchange Commission. Investors and stockholders may obtain free copies of these statements (when available) and other documents filed by Sembcorp Utilities and Cascal N.V. at the U.S. Securities and Exchange Commission’s website at www.sec.gov.

JUDGE KAPLAN

ORIGINAL

IN THE UNITED STATES DISTRICT COURT

FOR THE SOUTHERN DISTRICT OF NEW YORK

10 3613

CASCAL N.V.,

Plaintiff,

v.

SEMBCORP UTILITIES PTE LTD.,

SEMBCORP INDUSTRIES LTD.,

BIWATER INVESTMENTS LTD., and

BIWATER HOLDINGS LIMITED,

Defendants.

Civil Action No.

JURY TRIAL DEMANDED

COMPLAINT

Plaintiff Cascal N.V. (“Cascal”), for its Complaint against Defendants Sembcorp

Utilities Pte Ltd. (“Sembcorp Utilities”), Sembcorp Industries Ltd (“Sembcorp Industries”), (collectively with Sembcorp Utilities the “Sembcorp Defendants”), Biwater Investments Ltd. (“Biwater Investments”), and Biwater Holdings Limited (“Biwater Holdings”) (collectively with Biwater Investments the “Biwater Defendants”), alleges as follows:

SUMMARY OF ACTION

1. This is an action to enjoin Defendants’ misuse of Cascal’s confidential information in connection with a proposed tender offer for Cascal’s shares, to commence within the next 16 days, in violation of federal securities laws, express contractual confidentiality obligations and common law.

2. Plaintiff Cascal is a company listed on the New York Stock Exchange as the result of an initial public offering that was completed in February 2008 and in which Credit Suisse was the co-lead underwriter. Last November, to accommodate requests of Biwater

Investments to explore a potential sale of its majority holding of Cascal’s stock, Cascal agreed to divulge its confidential information to certain prospective purchasers, including Defendant Sembcorp Industries, pursuant to certain conditions. In particular, the disclosure of this confidential information was strictly limited by the terms of two inter-related written agreements (the “Confidentiality Agreements”), for use in connection with the proposed transaction.

3. To avoid the misuse of Cascal’s confidential information beyond this intended purpose, the parties agreed to a standstill period (“Standstill Period”) during which a prospective purchaser could not enter into a transaction with respect to Cascal shares beyond that contemplated by the Confidentiality Agreements, except pursuant to certain limited exceptions. One of those exceptions permitted a purchase of Biwater Investment’s shares in connection with a tender offer for all of Cascal’s shares, but only if the tender offer was on “the same terms” to all of Cascal’s shareholders.

4. On or about April 27,2010, within the Standstill Period contemplated by the Confidentiality Agreements, the Sembcorp Defendants filed with the United States Securities and Exchange Commission (“SEC”) a Schedule 13D, in which they announced they would be making a tender offer for all of Cascal’s shares within 20 days and that their financial advisor with respect to the tender offer is Credit Suisse. The offer was at a price significantly below the then-current closing price for Cascal’s shares on the New York Stock Exchange, and caused a substantial drop in Cascal’s share price.

5. The Sembcorp Defendants also announced that, in connection with their tender offer, they had entered into a Lock-Up Agreement pursuant to which Biwater Investments had agreed to sell in the Tender Offer all of its majority holdings in Cascal to Sembcorp Utilities. Thus, public shareholders retain the right to accept or reject the tender offer but Biwater

Investments does not. For the tender offer to be on the same terms for all shareholders, all shareholders would need to retain the ability to accept and reject the tender offer. In this and other respects, the terms of the offer made to Biwater Investments were not “the same” as those made to Cascal’s public shareholders and, therefore, the exception in the Confidentiality

Agreements does not apply.

6. Biwater and Sembcorp Defendants have therefore breached the express provisions of the Confidentiality Agreements, and violated federal securities laws prohibiting the misuse of confidential information in connection with a tender offer. Cascal’s willingness to share its confidential information was for the purpose of facilitating a sale of Biwater Investments’ majority stake in Cascal; it was not to encourage or support the Biwater Defendants use of the information to engineer a coercive takeover of Cascal at a below-market price, delist Cascal’s shares from the NYSE, cause deregister Cascal’s shares under the Securities and Exchange Act of 1934, and avoid any further reporting obligations to Cascal’s remaining minority shareholders under the U.S. securities laws, which is what the Biwater and Sembcorp Defendants are attempting to do.

7. By this action, Cascal seeks to enjoin Defendants’ improper tender offer and misuse of Cascal’s confidential information. Absent intervention by this Court, Cascal and its public shareholders will suffer immediate and irreparable harm. Cascal also seeks damages for harm that it has already endured.

PARTIES

8. Plaintiff Cascal is a public limited company organized under the laws of The Netherlands, and is listed on the New York Stock Exchange under the symbol HOO. Cascal is an international provider of water, wastewater, and desalination services.

9. Defendant Biwater Investments is a limited company existing under the laws of England & Wales and the owner of approximately 58.5% of the shares of stock of

Cascal.

10. Defendant Biwater Holdings, formerly known as Biwater Plc, is a limited company existing under the laws of England & Wales and the ultimate parent company of Biwater Investments. Upon information and belief, Biwater Holdings operates water and wastewater treatment plants, provides consultancy services, and runs water systems in over 90 countries.

11. Defendant Sembcorp Utilities is a limited liability company incorporated under the laws of Singapore and having a place of business at 30 Hill Street #05-04, Singapore 179360. Upon information and belief, Sembcorp Utilities provides energy, water and on-site logistics and services to customers including companies in energy intensive clusters.

12. Defendant Sembcorp Industries is a limited liability company incorporated under the laws of Singapore and having a place of business at 30 Hill Street #05-04, Singapore 179360; it is the parent company of Sembcorp Utilities. Upon information and belief,

Sembcorp Industries is a utilities and marine group providing centralized utilities, energy, and water to industrial and other customers.

JURISDICTION AND VENUE

13. This is a civil action for violation of the securities law of the United States,

15 U.S.C. §78, et seq., and breach of contract.

14. This Court has jurisdiction over the securities law claims pursuant to 28 U.S.C. § 1331. This Court has supplemental jurisdiction over the state law claims pursuant to 28 U.S.C. § 1367.

15. Venue is proper in this judicial district pursuant to 28 U.S.C. §§1391(d) as an alien may be sued in any district, and all Defendants are aliens, and 1391(b), as a substantial part of the events giving rise to this action, occurred in this judicial district.

16. This Court has personal jurisdiction over the Sembcorp Defendants by virtue of their consent to jurisdiction in this venue under the Schedule 13D filed with the SEC on April 26, 2010 (the “Schedule 13D”), and, with respect to Sembcorp Utilities, its express consent to exclusive jurisdiction in this venue in the Lock-Up Agreement contained at Exhibit 1 to the Schedule 13D. Additionally, this Court has personal jurisdiction over the Sembcorp Defendants by virtue of, inter alia, their conduct of entering into a proposed transaction within this judicial district, their substantial contacts with this judicial district, and their purposeful availment of the rights and benefits of New York law.

17. This Court has personal jurisdiction over the Biwater Defendants by virtue of their consent to exclusive jurisdiction in this venue pursuant to the Lock-Up Agreement contained at Exhibit 1 to the Schedule 13D and, inter alia, their substantial contacts with this judicial district, and their purposeful availment of the rights and benefits of New York law.

GENERAL ALLEGATIONS

Background

18. Biwater Investments was at one time the sole shareholder of Cascal. In February 2008, Biwater Investments completed, with the assistance of Credit Suisse as co-lead underwriter, an initial public offering of Cascal’s shares (the “IPO”). Following the completion of the IPO, Biwater Investments held approximately 58.5% of the shares of stock of Cascal.

19. The IPO generated proceeds from primary shares issued of $97.2 million after underwriters’ discount and since then the stock of Cascal has traded on the New York Stock Exchange.

20. On October 15, 2009, the board of directors of Cascal (the “Cascal Board”) received a letter from the Biwater Defendants informing the Cascal Board that Biwater

Investments was renewing its efforts to sell its 58.5% stock ownership of Cascal and requesting Cascal’s cooperation in connection with the due diligence process of potential purchasers, including making non-public information available to such potential purchasers.

Confidentiality Agreements

21. In order to facilitate this transaction, Cascal and Biwater Holdings entered into a letter agreement dated November 9, 2009 (the “Letter Agreement”). The Letter Agreement permitted Biwater Holdings to disclose Cascal’s confidential information to specific prospective purchasers of its Cascal shares, including Sembcorp Industries, but only in accordance with the terms of both the Letter Agreement and a separate non-disclosure agreement to be executed by Biwater Holdings and the prospective purchaser. As a result, Biwater Holdings entered into a non-disclosure agreement with Sembcorp Industries dated November 9, 2009 (the “NDA”). The NDA expressly permits Cascal to enforce its terms.

22. For the protection of Cascal and its shareholders, the Confidentiality Agreements had restrictive provisions severely limiting the use of Cascal’s confidential information.

23. Thus, Clause 1.2 of the NDA establishes that the confidential information provided to Sembcorp Industries was solely for the purpose of evaluating a possible acquisition of the 58.5% interest in Cascal held by Biwater Investments.

24. Similarly Clause 6.2 of the NDA establishes an over-arching restriction on Sembcorp Industries that prohibits it from dealing in any way in the securities of Cascal when it has price sensitive information.

25. Clause 7 of the NDA imposes an obligation (the “Standstill Obligation”) on Sembcorp Industries, preventing Sembcorp Industries or other members of its group from acquiring or offering to acquire any shares of Cascal without the consent of Biwater Investments, which consent could only be granted pursuant to the terms of the Letter Agreement. Moreover, paragraph (n) of the Letter Agreement explicitly provides that any agreement implementing the sale of Biwater Investment’s Cascal stock will be without prejudice to the rights of Cascal under the NDA, including without limitation, “the ongoing obligation to maintain the confidentiality of the Cascal Confidential Information.”

26. Pursuant to the Letter Agreement the Biwater Defendants were not permitted to consent to any action contrary to these restrictions except pursuant to certain limited exceptions, one such exception is found in subsections (e) of the Letter Agreement which would permit Sembcorp to proceed with a transaction in the face of the standstill if an offer is made to all Cascal shareholders “on the same terms (including as to price and form of consideration)” as those being offered to Biwater Investments.

27. Following the execution of the Confidentiality Agreement Sembcorp was given access to a “data room” which contained substantial confidential and sensitive non-public information about all phases of Cascal’s business. Sembcorp had complete access to this information as well as direct contacts with management and site visits to Cascal facilities throughout the world.

28. This information included, among other things, financial projections, sensitive financial information, copies of contracts and other material nonpublic information about Cascal.

The Sembcorp Tender Offer And Biwater Lock Up Agreement

29. On April 26, 2010, the Sembcorp Defendants filed with the SEC the Schedule 13D, announcing a tender offer for all of the shares of Cascal. The Schedule 13D also announced that Sembcorp Utilities and the Biwater Defendants had entered into the Tender Offer and Stockholder Support Agreement (the “Lock-UP Agreement”). Pursuant to the

Lock-Up Agreement, Biwater Investments agreed to sell its 58.5% ownership of Cascal’s stock to Sembcorp Utilities in connection with a tender offer for all of the shares of Cascal’s stock.

The Lock-Up Agreement also requires Biwater Investments to vote against any competing transaction or action that would impede Sembcorp Utilities’ offer and prevents Biwater Investments from soliciting, negotiating, or entering into any competing transaction. The Lock-Up Agreement is governed by New York law, and provides for exclusive jurisdiction of the state or federal courts in New York for any disputes arising out of or in connection with the transactions contemplated by the agreement.

30. The Sembcorp Defendants made clear in the Schedule 13D that, following the tender offer, it intends to delist Cascal’s common stock from the NYSE, deregulate as a U.S. reporting company and suspend any obligations it has under the U.S. securities laws.

31. On April 26, 2010, the Sembcorp Defendants filed with the U.S. Securities and Exchange Commission a Schedule TO-C, which attached a press release as Exhibit 99.1. This press release announced that the Sembcorp Defendants intend to make an offer (“the Tender Offer”) to acquire Cascal’s outstanding common shares for $6.75 per share in cash, which consideration will be reduced to $6.40 per share in the event that Sembcorp Utilities is not able to acquire at least 80% of Cascal’s outstanding shares.

32. On Friday, April 23, 2010, the business day immediately preceding the announcement of the Tender Offer, the closing trading price of Cascal’s shares was $7.61 per share. On Monday, April 26, 2010, the day of the announcement of the Tender Offer, Cascal’s shares traded as low as $6.50 on volume that was ten times normal. Cascal’s share price improved marginally after the Cascal Board announced its rejection of the Tender Offer, and closed at $6.95 that day. This is in contrast to the last publicly announced transaction for the sale of a U.S. publicly listed waste water company, South West Waters, which was offered at a 56% premium, in March 20 10.

33. Making matters worse, the Sembcorp Defendants retained Credit Suisse to act as its financial advisor in connection with the Tender Offer. Credit Suisse, which had previously underwritten the IPO for Cascal also possessed substantial non-public knowledge and information about Cascal’s financial position and business prospects.

The Harm To Cascal And Its Shareholders

34. The Letter Agreement expressly provides in Clause 10.2 that Cascal will be “irreparably harmed” in the event of a breach, and is entitled to the remedy of an “injunction, specific performance, or other equitable relief, or any combination of these remedies, for any threatened or actual breach of its terms, [without any] proof of special damages. . . ..”

35. The confidential information that was shared with the Sembcorp Defendants is an asset of Cascal, which the Biwater Defendants and Sembcorp Defendants are misappropriating and using for their benefit to the detriment of Cascal and its minority shareholders in their scheme to conduct a coercive and illegal Tender Offer.

36. The intended aim of the Tender Offer is to devalue Cascal so that Sembcorp can acquire Cascal at a price well below its fair market value, and well below a value that potentially could be achieved if Cascal were to pursue its long-term strategic goals.

Alternatively, the offer price would be substantially higher if Biwater had undertaken a fair and open process where the Biwater Defendants were not locked into a single transaction, making an attempt to secure competitive bids or pricing futile. Biwater Defendants and Sembcorp Defendants have devised the takeover a fait accompli leaving minority shareholders with limited choice.

37. Not only are public shareholders being offered less than fair value for their shares, but they are also threatened by the prospect that their shares will lose all liquidity to Sembcorp Utilities’ threat that it will delist Cascal’s shares and cause Cascal to no longer be registered with the U.S. Securities and Exchange Commission

COUNT I

VIOLATION OF THE SECURITIES EXCHANGE ACT OF 1934 BY THE

SEMBCORP DEFENDANTS AND THE BIWATER DEFENDANTS

38. Cascal incorporates by reference the allegations of Paragraphs 1-37 as if fully set forth herein.

39. The Sembcorp Defendants, in making their Tender Offer, had access to material nonpublic information concerning Cascal which had been provided to them under the NDA.

40. SEC Rule 14e-3, promulgated under the Securities Exchange Act of 1934, 15 U.S.C. 78a, et seq., prohibits anyone from trading on the basis of material nonpublic information in a tender offer if such party knows the information emanated from an insider.

Thus, in making the Tender Offer, knowing that the Cascal material nonpublic information emanated from Cascal itself and the Biwater Defendants under the NDA, the Sembcorp Defendants have violated or will violate SEC Rule 14e-3.

41. SEC Rule 10b5, promulgated under the Securities Exchange Act of 1934, 15 U.S.C 78a, et seq., prohibits the purchase or sale of a security of an issuer is “on the basis of” material nonpublic information about that security if the person making the purchase or sale was aware of the material nonpublic information when the person made the purchase or sale. Thus, in making the Tender Offer, using Cascal material nonpublic information, the Sembcorp Defendants have or will violate SEC Rule 10b5.

42. The actions of the Biwater Defendants in entering into the Lock-Up

Agreement in connection with the Tender Offer aided and abetted the use of Cascal’s material, non-public information by the Sembcorp Defendants, thereby aiding and abetting the Sembcorp Defendants’ violation of SEC Rules 14e-3 and 10b5.

43. The Sembcorp Defendants’ violation of SEC Rule 14e-3 and SEC Rule 10b5, and the Biwater Defendants’ acts in aiding and abetting these SEC Rule violations, have caused Cascal harm in the form of diminished value in its shares and in the improper use of Cascal’s confidential information. Allowing the Tender Offer to proceed will cause irreparable harm to Cascal and its public shareholders. Cascal is entitled to injunctive relief to prevent this irreparable harm, and to damages for harm already caused.

COUNT II

BREACH OF THE NON-DISCLOSURE AGREEMENT (NDA)

BY SEMBCORP INDUSTRIES

44. Cascal incorporates by reference the allegations of Paragraphs 1-43 as if fully set forth herein.

45. Pursuant to Clause 10.9 of the NDA and under common and statutory law, Cascal is entitled to directly enforce the terms of the NDA against Sembcorp Industries.

46. Clause 6.2 of the NDA establishes an over-arching restriction on Sembcorp Industries that prohibits it from dealing in any way in the securities of Cascal when it has price sensitive information. By making the Tender Offer while it has material nonpublic information, Sembcorp Industries has breached Clause 6.2 of the NDA.

47. Clause 1.2 of the NDA establishes that the confidential information provided to Sembcorp Industries was solely for the purpose of evaluating a possible acquisition of the 58.5% interest in Cascal held by Biwater Investments. By making the Tender Offer for all the shares of Cascal, Sembcorp Industries has breached Clause 1.2 of the NDA.

48. Sembcorp Industries’ breach of NDA Clauses 6.2. and 1.2 has caused and will cause and its public shareholders irreparable harm. As a result Cascal is entitled to injunctive relief, both pursuant to the express provisions of the NDA and by law. Cascal is also entitled to damages for harm already caused.

COUNT I11

BREACH OF THE LETTER AGREEMENT

BY BIWATER HOLDINGS

49. Cascal incorporates by reference the allegations of Paragraphs 1-48 as if fully set forth herein.

50. Clause 7 of the NDA imposes a Standstill Obligation on Sembcorp Industries, preventing Sembcorp Industries or other members of its group from acquiring or offering to acquire any share of Cascal without the consent of Biwater Investments. That Standstill Obligation remains in force.

51. Paragraphs (b) and (e) of the Letter Agreement preclude Biwater Holdings, absent Cascal’s consent, from allowing a potential purchaser to take any action that would result in the disclosure of Cascal’s confidential information or that would be restricted by the Standstill Obligation set forth in Clause 7 of the NDA, unless one of several conditions is met.

52. None of the conditions for eliminating the requirement for Cascal’s consent that are set forth in paragraph (e) have been met. Specifically, the Sembcorp Defendants’ Tender Offer does not contain the same terms as the offer to acquire Cascal shares held by Biwater Investments.

53. Biwater Holding’s breach of the Letter Agreement has caused and will cause irreparable harm to Cascal and its shareholders.

54. As a result, Cascal is entitled to injunctive relief pursuant to the express provisions of the NDA any by law. Cascal is also entitled to damages for harm already caused.

PRAYER FOR RELIEF

WHEREFORE, Cascal respectfully requests that judgment be entered:

A. Enjoining the Tender Offer;

B. Enjoining the use of Cascal’s confidential information.

C. For damages according to proof;

D. For attorneys’ fees and costs incurred in this action; and

E. For such other and further relief as the Court may deem just.

Dated: April 30, 2010

New York, New York

QUINN EMANUEL URQUHART &

SULLIVAN, LLP

Peter Calamari

Marc Greenwald

Daniel Holzman

Peter Martino

petercalamari@quinnemanuel.com

marcgreenald@quinnemanue1.com

danielholzman@quinnemanuel.com

petermartino@quinnemanuel.com

51 Madison Avenue, 22nd Floor

New York, New York 100 10- 1601

(212) 849-7000 (tel.)

(212) 849-7100 (fax)

Attorneys for Plaintiff Cascal N. V:

CIVIL COVER SHEET

JS 44C/SDNY

REV. 1/97

WEB 4/99

The JS-44 civil cover sheet and the information contained herein neither replace nor supplement the filing and service of pleadings or other papers as required by law, except as provided by local rules of court. This form, approved by the Judicial Conference of the United States in September 1974, is required for use of the Clerk of Court for the purpose of initiating the civil docket sheet

PLAINTIFFS

CASCAL, N.V.

DEFENDANTS SEMBCORP UTILITIES PTE LTD.,

SEMBCORP INDUSTRIES LTD., BIWATER INVESTMENTS

LTD., BIWATER HOLDINGS LIMITED

ATTORNEYS FIRM NAME, ADDRESS, AND TELEPHONE NUMBER ATTORNEYS (IF KNOWN)

Peter Calamari; Quinn Emanuel Urquhart

& Sullivan, LLP; 51 Madison Ave.; 22nd Fl.;

New York, NY 10010; tel. (212) 849-7000

CAUSE OF ACTION (CITE THE U.S. CIVIL STATUTE UNDER WHICH YOU ARE FILING AND WRITE A BRIEF STATEMENT OF CAUSE)

15 U.S.C. § 78, et seq., violation of federal securities laws; breach of contract

Has this or a similar case been previously tiled in SDNY at any time? No? X Yes? Judge Previously Assigned

If yes, was this case Vol. Invol. Dismissed. No Yes If yes, give date & Case No.

(PLACE AN [x] IN ONE BOX ONLY) NATURE OF SUIT

ACTIONS UNDER STATUTES

TORTS

CONTRACT

110 INSURANCE

120 MARINE

130 MILLER ACT

140 NEGOTIABLE INSTRUMENT

150 RECOVERY OF OVERPAYMENT & ENFORCEMENT OF JUDGMENT

151 MEDICARE ACT

152 RECOVERY OF DEFAULTED STUDENT LOANS (EXCL VETERANS)

153 RECOVERY OF OVERPAYMENT OF VETERAN’S BENEFITS

160 STOCKHOLDERS SUITS

190 OTHER CONTRACT

195 CONTRACT PRODUCT LIABILITY

REAL PROPERTY

210 LAND CONDEMNATION

220 FORECLOSURE

230 RENT LEASE & EJECTMENT

240 TORTS TO LAND

246 TORT PRODUCT LIABILITY

290 ALL OTHER REAL PROPERTY CIVIL RIGHTS

PERSONAL INJURY

310 AIRPLANE

315 AIRPLANE PRODUCT LIABILITY

320 ASSAULT, LIBEL & SLANDER

330 FEDERAL EMPLOYERS’ LIABILITY

340 MARINE

345 MARINE PRODUCT LIABILITY

350 MOTOR VEHICLE

355 MOTOR VEHICLE PRODUCT LIABILITY

360 OTHER PERSONAL INJURY

ACTIONS UNDER STATUTES

CIVIL RIGHTS

441 VOTING

442 EMPLOYMENT

443 HOUSING ACCOMMODATIONS

444 WELFARE

440 OTHER CIVIL RIGHTS

PERSONAL INJURY

362 PERSONAL INJURY - MED MALPRACTICE

365 PERSONAL INJURY PRODUCT LIABILITY

368 ASBESTOS PERSONAL INJURY PRODUCT LIABILITY

PERSONAL PROPERTY

370 OTHER FRAUD

371 TRUTH IN LENDING

380 OTHER PERSONAL PROPERTY DAMAGE

385 PROPERTY DAMAGE PRODUCT LIABILITY

PRISONER PETITIONS

510 MOTIONS TO VACATE SENTENCE 20 USC 2255

530 HABEAS CORPUS

535 DEATH PENALTY

540 MANDAMUS & OTHER

550 CIVIL RIGHTS

555 PRISON CONDITION

FORFEITURE/PENALTY

610 AGRICULTURE

620 FOOD & DRUG

625 DRUG RELATED SEIZURE OF PROPERTY 21 USC 881

630 LIQUOR LAWS

640 RR & TRUCK

650 AIRLINE REGS

660 OCCUPATIONAL SAFETY/HEALTH

690 OTHER LABOR

710 FAIR LABOR STANDARDS ACT

720 LABOR/MGMT RELATIONS

730 LABOR/MGMT REPORTING & DISCLOSURE ACT

740 RAILWAY LABOR ACT

790 OTHER LABOR LITIGATION

791 EML RET INC SECURITY ACT

BANKRUPTCY

422 APPEAL 28 USC 158

423 WITHDRAWAL 28 USC 157

PROSPERITY RIGHTS

820 COPYRIGHTS

830 PATENT

840 TRADEMARK

SOCIAL SECURITY

861 MIA (1395FF)

862 BLACK LUNG (923)

863 DIWC (405(g))

863 DIWW (405(g))

864 SSID TITLE XVI

865 RSI (405(g))

FEDERAL TAX SUITS

870 TAXES

871 IRS-THIRD PARTY 20 USC 7609

OTHER STATUTES

400 STATE REAPPORTIONMENT

410 ANTITRUST

430 BANKS & BANKING

450 COMMERCE/ICC RATES/ETC

460 DEPORTATION

470 RACKETEER INFLUENCED & CORRUPT ORGANIZATION ACT (RICO)

810 SELECTIVE SERVICE

850 SECURITIES/COMMODITIES/EXCHANGE

875 CUSTOMER CHALLENGE 12 USC 3410

891 AGRICULTURE ACTS

892 ECONOMIC STABILIZATION ACT

893 ENVIRONMENTAL MATTERS

894 ENERGY ALLOCATION ACT

895 FREEDOM OF INFORMATION ACT

900 APPEAL OF FEE DETERMINATION UNDER EQUAL ACCESS TO JUSTICE

950 CONSTITUTIONALITY OF STATE STATUTES

890 OTHER STATUTORY ACTIONS

Check if demanded in complaint:

CHECK IF THIS IS A CLASS ACTION

DO YOU CLAIM THIS CASE IS RELATED TO A CIVIL CASE NOW PENDING IN S.D.N.Y.?

UNDER F.R.C.P. 23 IF SO, STATE:

DEMAND $ OTHER JUDGE DOCKET NUMBER

Check YES only if demanded in complaint

JURY DEMAND: X YES NO

NOTE: Please submit at the time of filing an explanation of why cases are deemed related.

(SEE REVERSE)

(PLACE AN x IN ONE BOX ONLY)

ORIGIN

[X] 1 Original Proceeding | [ ] 2 Removed from State Court | [ ] 3 Remanded from Appellate Court | [ ] 4 Reinstated or Reopened | [ ] 5 Transferred from (Specify District) | [ ] 6 Multidistrict Litigation | [ ] 7 Appeal to District Judge from Magistrate Judge Judgment

(PLACE AN x IN ONE BOX ONLY)

BASIS OF JURISDICTION

[ ] 1 U.S. PLAINTIFF [ ] 2 U.S. DEFENDANT [X] 3 FEDERAL QUESTION (U.S. NOT A PARTY) [ ] 4 DIVERSITY

IF DIVERSITY, INDICATE CITIZENSHIP BELOW. (28 USC 1322, 1441)

CITIZENSHIP OF PRINCIPAL PARTIES (FOR DIVERSITY CASES ONLY)

(Place an [X] in one box for Plaintiff and one box for Defendant)

	PTF	DEF		PTF	DEF		PTF	DEF
CITIZEN OF THIS STATE	[ ] 1	[ ] 1	CITIZEN OR SUBJECT OF A FOREIGN COUNTRY	[ ] 3	[ ] 3	INCORPORATED and PRINCIPAL PLACE OF BUSINESS IN ANOTHER STATE	[ ] 5	[ ] 5
CITIZEN OF ANOTHER STATE	[ ] 2	[ ] 2	INCORPORATED or PRINCIPAL PLACE OF BUSINESS IN THIS STATE	[ ] 4	[ ] 4	FOREIGN NATION	[ ] 6	[ ] 6

PLAINTIFF(S) ADDRESS(ES) AND COUNTY(IES) (Calendar Rule 4(A))

Cascal, N.V.
Biwater House, Station Approach
Dorking, Surrey RH4 1TZ
United Kingdom

DEFENDANT(S) ADDRESS(ES) AND COUNTY(IES) (Calendar Rule 4(A))

Sembcorp Utilities Pte Ltd. & Semcorp Industries Ltd.
30 Hill Street #05-04
Singapore 179360

Biwater Investments Ltd. and Biwater Holdings Limited
Biwater House, Station Approach
Dorking, Surrey RH4 1TZ
United Kingdom

DEFENDANT(S) ADDRESS UNKNOWN

REPRESENTATION IS HEREBY MADE THAT, AT THIS TIME, I HAVE BEEN UNABLE, WITH REASONABLE DILIGENCE, TO ASCERTAIN THE RESIDENCE ADDRESSES OF THE FOLLOWING DEFENDANTS:

Check one: THIS ACTION SHOULD BE ASSIGNED TO: [ ] WHITE PLAINS [X] FOLEY SQUARE
(DO NOT check either box if this a PRISONER PETITION.)

DATE 4/30/2010 SIGNATURE OF ATTORNEY OF RECORD [signature]

RECEIPT #

ADMITTED TO PRACTICE IN THIS DISTRICT
[ ] NO
[X] YES (DATE ADMITTED Mo. 4 Yr. 1974)
Attorney Bar Code # PB3964

Magistrate Judge is to be designated by the Clerk of the Court. MAG. JUDGE COTT

Magistrate Judge ______________________ is so Designated.

James M. Parkison, Clerk of Court by ____________ Deputy Clerk, DATED ________________.

UNITED STATES DISTRICT COURT (NEW YORK SOUTHERN)